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                                     FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)

________________________________________________________________________________
1.   Name and Address of Reporting Person*

   Manger                           Roland
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

Herbert-v.-Karajan-Platz 1
--------------------------------------------------------------------------------
                                    (Street)

A-5020 Salzburg, Austria
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   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

Cybernet Internet Services International, Inc. (ZNET)
--------------------------------------------------------------------------------

________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person, if an entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

January 2000
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________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


================================================================================
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [X]  Other (specify below)

The reporting person is or may be a member of a "group" with joint filer Mr. Thomas Schulz and certain others as a result of the pooling and trust agreement described in the issuer's Form S-1, filed September 18, 1998. The reporting person disclaims the existence of a group, and disclaims beneficial ownership of any securities covered hereby owned by joint filer Mr. Schulz or by any other person in the group.
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [_]  Form filed by One Reporting Person
     [X]  Form filed by More than One Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                      6.
                                                       4.                              5.             Owner-
                                                       Securities Acquired (A) or      Amount of      ship
                                          3.           Disposed of (D)                 Securities     Form:     7.
                                          Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                            2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                          Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security           Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)              (Month/Day/Year)   Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
Common Stock              01-25-00          C              3,794(1)    (A)(1)   -0-    279,863(1)      (D)
--------------------------------------------------------------------------------------------------------------------------
                                                                                       465,712(2)      (D)
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==========================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*  If the form is filed by more than one reporting person, see Instruction
   4(b)(v).


                                                                          (Over)

                                                                          1 of 3

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                             10.
                                                                                                   9.        Owner-
                                                                                                   Number    ship
                                                                                                   of        Form
             2.                                                                                    Deriv-    of
             Conver-                    5.                              7.                         ative     Deriv-   11.
             sion                       Number of                       Title and Amount           Secur-    ative    Nature
             or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
             Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
             cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
             Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.           of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of     Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative   ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security     Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)   ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Series A      -0-     01-25-00   C       3,794  (D)  1-1-99    None     Common     3,794   (4)    33,707     (D)(1)(3)
Preferred                                 (1)   (1)                     Stock       (1)           (1)(3)
Stock (3)
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                                                                                                  71,428     (D)(2)(3)
                                                                                                  (2)(3)
-----------------------------------------------------------------------------------------------------------------------------

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=============================================================================================================================

Explanation of Responses:

(1) These securities are owned solely by Mr. Roland Manger, the reporting person, who is or may be a member of a "group" with joint filer Mr. Thomas Schulz and certain others as a result of the pooling and trust agreement regulating the transfer and disposition of shares, as described in the Issuer's Form S-1, filed September 18, 1998, as amended (the "Pooling Agreement"). Mr. Manger disclaims ownership of any securities owned by Mr. Schulz, and disclaims beneficial ownership of any securities owned by any other person in the group.

(2) These securities are owned solely by Mr. Thomas Schulz, the joint filer, who is or may be a member of a "group" with reporting person Mr. Roland Manger and certain others as a result of the pooling and trust agreement regulating the transfer and disposition of shares, as described in the Issuer's Form S-1, filed September 18, 1998, as amended (the "Pooling Agreement"). Mr. Schulz disclaims ownership of any securities owned by Mr. Manger, and disclaims beneficial ownership of any securities owned by any other person in the group.

(3) Holdings of Series A Preferred Stock previously reported on Table I.

(4) Acquired in exchange for shares of business in transaction described in Issuer's Form S-1, filed September 18, 1998, as amended.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

/s/ Roland Manger                      February 7, 2000
-------------------------------        -----------------
**Signature of Reporting Person              Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the form displays a valid OMB Number.

                                                                    Page 2 of 3
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                             Joint Filer Information


Name:                      Mr. Thomas Schulz
Address:                   Schiessstandstrasse 12
                           A-5061 Elsbethen, Austria


Designated Filer:          Mr. Roland Manger
Issuer & Ticker Symbol:    Cybernet Internet Services International, Inc. (ZNET)

Statement for Month/Year:  January 2000


Signature:             /s/ Thomas Schulz                 February 7, 2000
                       ---------------------------       --------------------
                       ** Signature of Joint Filer                Date


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